UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2024

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 481st MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A., HELD ON DECEMBER 20th, 2024

1.   DATE, TIME AND VENUE: On December 20th, 2024, at 11:00 a.m. (São Paulo local time), held virtually, as allowed by article 19, First Paragraph of the Internal Regulations of the Board of Directors and Technical and Consultant Committees (“Regulations”) da Telefônica Brasil S.A. (“Company”).

2.  CALL NOTICE AND ATTENDANCE: Dispensing with convocation, as all members of the Company's Board of Directors who subscribe to these minutes were present, hence installation quorum was reached, pursuant to articles 15, §2 and 18 of the Company's Regulations. Also present were members of the Fiscal Council, Mr.(s) Stael Prata Silva Filho, Gabriela Soares Pedercini and Luciana Doria Wilson, and the General Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira, as the meeting secretary.

3. PRESIDING BOARD: Eduardo Navarro de Carvalho – Chairman of the Board of Directors; Breno Rodrigo Pacheco de Oliveira – Meeting Secretary.

4. AGENDA AND RESOLUTION: After examining the matters on the Agenda, the members of the Board of Directors unanimously decided as follows:

4.1. Proposal for Cancellation of Treasury Shares: A proposal was presented for the cancellation of 21,944,664 ordinary, book-entry shares with no par value issued by the Company and held in treasury, without reducing the value of share capital, which were acquired under the Company's Share Buyback Program. Members of the Board of Directors were also informed that the aforementioned information was previously analyzed and approved by the Fiscal Council and the Audit and Control Committee. After examining the information presented and providing the necessary clarifications, the members of the Board of Directors present, considering the favorable opinion and recommendation of the Fiscal Council and the Audit and Control Committee, respectively, unanimously approved the cancellation of the shares in question, authorizing the timely convocation of a Shareholders' General Meeting to amend the Company's Bylaws to reflect the new quantity of shares into which its share capital is divided, as well as authorizing Company management to carry out all actions necessary to comply with the resolution now approved.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 481st MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A., HELD ON DECEMBER 20th, 2024

5. CLOSING: There being no further matters to discuss, the Chairman of the Board of Directors adjourned the meeting, and these minutes were drawn up. São Paulo, December 20th, 2024. (aa) Board of Directors: Eduardo Navarro de Carvalho – Chairman of the Board of Directors; Alfredo Arahuetes García; Ana Theresa Masetti Borsari; Andrea Capelo Pinheiro; Christian Mauad Gebara; Denise Soares dos Santos; Francisco Javier de Paz Mancho; Ignácio Moreno Martínez; Jordi Gual Solé; José María Del Rey Osorio; Juan Carlos Ros Brugueras; and Solange Sobral Targa; Secretary of the Meeting: Breno Rodrigo Pacheco de Oliveira.

I hereby certify that these minutes are a faithful copy of the minutes of the 481st Meeting of the Board of Directors of Telefônica Brasil S.A., held on December 20th, 2024, drawn up in the Company’s book. This is a free English translation.

________________________________________

Breno Rodrigo Pacheco de Oliveira
Meeting Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	December 20, 2024	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director